ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

March 31, 2017	Robert M. Schmidt (617) 951-7831 robert.schmidt@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Sally Samuel, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 99

Dear Ms. Samuel:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the Trust’s Post-Effective Amendment No. 99 (the “485(a) Template Amendment”) to the Trust’s Registration Statement on Form N-1A. The 485(a) Template Amendment was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 9, 2017. We received oral comments on the 485(a) Template Amendment from since-retired Staff reviewer Ms. Deborah D. Skeens via telephone on February 17, 2017.

The 485(a) Template Amendment was filed for the purpose of adding disclosure (the “New Disclosure”) to the Prospectus of AllianzGI Best Styles Emerging Markets Equity Fund (the “Fund”), a series of the Trust, related to (i) certain scheduled variations in, and eliminations of, Class A and Class C share sales charges for a specific intermediary and (ii) other sales load disclosure responsive to Item 12 of Form N-1A. The 485(a) Template Amendment was filed together with a request for template filing relief pursuant to Rule 485(b)(1)(vii) under the Securities Act. If granted, this relief will permit additional series of the Trust and of Allianz Funds, an affiliate of the Trust, to incorporate the New Disclosure into their own respective prospectuses without further Staff review.

Summaries of Ms. Skeens’s comments and the Trust’s responses are set forth below. These responses will be reflected, to the extent applicable, in Post-Effective Amendment No. 103 (the “485(b) Template Amendment”) to the Trust’s Registration Statement, which will be filed on or before April 10, 2017, pursuant to Rule 485(b) under the Securities Act.

General

1.	Comment: Please confirm supplementally that all required information, including all exhibits, will be filed by amendment prior to the effective date of the 485(a) Template Amendment.

Response: The Trust confirms that the 485(b) Template Amendment will include all information that was omitted from or placed in brackets in the 485(a) Template Amendment.

2.	Comment: The Staff notes that the IM Guidance Update 2016-06 (the “December Guidance Update”) contemplates the use of prospectus appendices for disclosure regarding intermediary-specific sales load variations. The Staff notes that the new Appendix B to the Fund’s Prospectus does not provide intermediary-specific information. The information included in the new Appendix B that is responsive to Item 12 of Form N-1A should therefore be incorporated into the Prospectus.

Response: The Trust will remove Appendix B from the 485(b) Template Amendment. The 485(b) Template Amendment will modify the appropriate sections of the Prospectus to include the portions of Appendix B that are responsive to Item 12 of Form N-1A. A draft of the portion of the 485(b) Template Amendment that describes these modifications to the Prospectus is attached hereto as Exhibit A.

3.	Comment: The text that is to be added to the “Classes of Shares—Class A, Class C, Class R and Class T Shares” section of the Prospectus pursuant to Section II of the 485(a) Template Amendment indicates that further information about intermediary-specific waivers is included in Appendix A. Please expand this cross reference to also indicate where shareholders may find information about sales charge variations that are not intermediary-specific.

Response: The Trust has revised the referenced disclosure as marked below (new text underlined):

Class A, Class C, Class R and Class T Shares: Some or all of the payments described below with respect to Class A, Class C, Class R and Class T shares are paid or “reallowed” to financial intermediaries. See “Distribution of Trust Shares” in the Statement of Additional Information for details. Additional information about the sales charges and other expenses associated with each share Class, and waivers and reductions thereof, is provided below under the headings “Initial Sales Charges—Class A Shares,” “Initial Sales Charges—Class T Shares,” “Contingent Deferred Sales Charges (CDSCs)—Class C Shares,” “CDSCs on Class A Shares,” “How CDSCs are Calculated,” “Reductions and Waivers of Initial Sales Charges and CDSCs,” “Exempt Transactions; No CDSCs,” “Exchanges and CDSCs,” “Exchanges” and “How to Buy and Sell Shares—Exchanging Shares.”

4.	Comment: Please confirm supplementally that all sales charge waivers and/or reductions by intermediaries are disclosed either in the body of the Prospectus or in Appendix A.

Response: The Trust confirms that all sales charge waivers and/or reductions by intermediaries are disclosed either in the body of the Prospectus or in Appendix A.

Appendix A

5.	Comment: The Staff notes that the introductory paragraph to Appendix A is confusing in that it refers to sales charge waivers by “specific intermediaries” generally, while the Appendix only details scheduled waivers by a single intermediary, Merrill Lynch. Please tailor the language so that it indicates that currently there is only one intermediary-specific waiver in place.

Response: The introductory paragraph to Appendix A has been revised to include the following sentence: “Currently, only one of the Fund’s intermediaries, Merrill Lynch, has implemented a schedule of sales charge discounts and waivers, as described below.”

6.	Comment: The sentence immediately following the heading “CLASS A AND CLASS C TRANSACTIONS THROUGH MERRILL LYNCH” states that the discounts and waivers offered through Merrill Lynch “may differ from those disclosed elsewhere in this Fund’s prospectus or Statement of Additional Information.” Please remove the reference to the Statement of Additional Information.

Response: The requested change has been made.

Appendix B

7.	Comment: Please make conforming and other appropriate revisions to the disclosure included in the new Appendix B when it is moved to the Prospectus. For instance, the second paragraph of the Appendix includes a cross reference to the Prospectus that would need to be modified. Please update all cross references so that they are accurate and consistent with those in the Prospectus generally.

Response: The Trust confirms that all necessary conforming and similar changes to the referenced disclosure have been made, and that cross references have been updated.

8.

Comment: The “Exchanges” section of Appendix B includes the following statement: “In an intra-Fund exchange, the Distributor may, in its discretion, waive the applicable initial sales charge or CDSC under certain circumstances, including situations in which a financial intermediary with which the Distributor has an agreement initiates an intra-Fund exchange on behalf of shareholders it services.” Please revise this disclosure to indicate the circumstances under which the Distributor will waive the applicable initial sales charge or CDSC and identify the intermediaries for which this arrangement applies.

Alternatively, if initial sales charges and CDSCs that would otherwise apply are always waived for intra-Fund exchanges, please revise the referenced disclosure to indicate that this is the case.

Response: The Trust has revised the referenced disclosure as shown below (new text underlined and deleted text in strikethrough):

~~In an intra-Fund exchange, t~~The Distributor ~~may, in its discretion,~~will waive the applicable initial sales charges ~~or CDSC under certain circumstances, including situations in which a financial intermediary with which the Distributor has an agreement initiates an~~ for intra-Fund exchanges that are initiated on behalf of shareholders ~~it services~~ by their intermediary.

The Trust notes that, as shown in Exhibit A, it has moved this disclosure to a new “Classes of Shares—Exchanges” section of the Prospectus.

9.	Comment: The “Initial Sales Charge Alternative — Class A Shares” section in Appendix B includes the following statement: “These discounts and commissions may be increased pursuant to special arrangements from time to time agreed upon between the Distributor and certain participating brokers.” Please revise the disclosure to indicate that the Prospectus will be amended to reflect any such changes.

Response: The Trust has supplemented the referenced disclosure with the following sentence: “This Prospectus will generally be amended or supplemented to describe any such discount or commission increases.” The referenced disclosure has also been moved to the “Classes of Shares—Reductions and Waivers of Initial Sales Charges and CDSCs” section of the Prospectus.

10.	Comment: The “Registered Representatives’ Investments” section in Appendix B states that registered representatives and certain other individuals specified can purchase Class A shares without a sales charge under certain circumstances. Please add cross references indicating where other sales charge waivers are described.

Response: The Trust has added these cross references as requested. The referenced disclosure has also been moved to the “Classes of Shares—Initial Sales Charges—Class A Shares” section of the Prospectus.

11.	Comment: Under the heading “Notification of Distributor,” please specify all the information that the investor must provide in order to obtain a breakpoint discount, pursuant to Item 12(a)(4) of Form N-1A.

Response: The Trust has moved the content that had been included under the “Notification of Distributor” heading in the 485(a) Template Amendment to the “Classes of Shares—Initial Sales Charges—Class A Shares” section of the Prospectus. The “Classes of Shares—Initial Sales Charges—Class A Shares” section of the Prospectus includes information responsive to Item 12(a)(4). Therefore, the disclosure, as revised, includes information regarding breakpoint eligibility adjacent to information regarding notice of such eligibility. The Trust respectfully submits that these revisions, which are reflected in Exhibit A, address the Staff’s comment.

12.	Comment: The disclosure under the heading “Initial Sales Charge Alternative — Class T Shares” includes the following statement: “In an intra-Fund exchange, the Distributor may, in its discretion, waive the applicable initial sales charge or CDSC under certain circumstances, including situations in which a financial intermediary with which the Distributor has an agreement initiates an intra-Fund exchange on behalf of shareholders it services.” As with the disclosure referenced in comment 9, please revise this disclosure to indicate the circumstances under which the Distributor will waive the CDSC and identify the intermediaries for which this arrangement applies. Alternatively, if the CDSC is always waived for intra-Fund exchanges, please revise the referenced disclosure to indicate that this is the case.

Response: The referenced disclosure has been replaced with the disclosure set forth in response to comment 8.

* * * * *

Please do not hesitate to call me (at 617-951-7831) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Robert M. Schmidt
Robert M. Schmidt

cc:	Thomas J. Fuccillo, Esq.

Craig A. Ruckman, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Exhibit A

[Excerpt from 485(b) Template Amendment]

III.	The “Classes of Shares” section of the prospectus is hereby revised as follows:

(i)	The paragraphs that begin with the headings “Letter of Intent,” “Reinstatement Privilege,” “Method of Valuation of Accounts” and “Sales at Net Asset Value” in the “Classes of Shares—Initial Sales Charges—Class A Shares” section of the prospectus are hereby deleted and replaced with the following paragraphs.

Letter of Intent. An investor may also obtain a reduced sales charge on purchases of Class A shares by means of a written Letter of Intent, which expresses an intention to invest not less than $50,000 within a period of 13 months in Class A shares of any Eligible Fund(s). The maximum intended investment amount allowable in a Letter of Intent is $1,000,000. Each purchase of shares under a Letter of Intent will be made at the public offering price or prices applicable at the time of such purchase to a single purchase of the dollar amount indicated in the Letter. At the investor’s option, a Letter of Intent may include purchases of Class A shares of any Eligible Fund made not more than 90 days prior to the date the Letter of Intent is signed; however, the 13-month period during which the Letter of Intent is in effect will begin on the date of the earliest purchase to be included and the sales charge on any purchases prior to the Letter of Intent will not be adjusted. In making computations concerning the amount purchased for purpose of a Letter of Intent, any redemptions during the operative period are deducted from the amount invested. Investors qualifying for the Combined Purchase Privilege described above may purchase shares of the Eligible Funds under a single Letter of Intent. For example, if at the time you sign a Letter of Intent to invest at least $100,000 in Class A shares of any Eligible Fund, you and your spouse each purchase Class A shares of the AllianzGI Global Water Fund worth $30,000 (for a total of $60,000), it will only be necessary to invest a total of $40,000 during the following 13 months in Class A shares of any of the Eligible Funds to qualify for the 3.50% sales charge on the total amount being invested.

A Letter of Intent is not a binding obligation to purchase the full amount indicated. The minimum initial investment under a Letter of Intent is 5% of such amount. Shares purchased with the first 5% of the amount indicated in the Letter of Intent will be held in escrow (while remaining registered in your name) to secure payment of the higher sales charge applicable to the shares actually purchased in the event the full intended amount is not purchased. If the full amount indicated is not purchased, a sufficient amount of such escrowed shares will be involuntarily redeemed to pay the additional sales charge applicable to the amount actually purchased, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Eligible Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released.

If an investor wishes to enter into a Letter of Intent in conjunction with an initial investment in Class A shares of a Fund, the investor should complete the appropriate portion of the account application. A current Class A shareholder desiring to do so may obtain more information by contacting the Distributor at 1-800-988-8380 or any broker participating in this program.

Shares purchased or held through a Plan Investor (as defined in the Statement of Additional Information) or any other employer-sponsored benefit program do not count for purposes of determining whether an investor has qualified for a reduced sales charge through the use of a Letter of Intent.

Method of Valuation of Accounts. To determine whether a shareholder qualifies for a reduction in sales charges on a purchase of Class A shares of Eligible Funds, the offering price of the shares is used for purchases relying on the Combined Purchase Privilege or a Letter of Intent and the amount of the total current purchase (including any sales charges) plus the NAV (at the close of business on the day of the current purchase) of shares previously acquired is used for the Cumulative Quantity Discount.

Notification of eligibility for reduced sales charges. In many cases, neither the Trust or Allianz Funds (together the “Trusts”) as applicable, the Distributor nor the Transfer Agent will have the information necessary to determine whether a quantity discount or reduced sales charge is applicable to a purchase. An investor or participating broker must notify the Distributor whenever a quantity discount or reduced sales charge is applicable to a purchase and must provide the Distributor with sufficient information at the time of purchase to verify that each purchase qualifies for the privilege or discount, including such information as is necessary to obtain any applicable “combined treatment” of an investor’s holdings in multiple accounts. Upon such notification, the investor will receive the lowest applicable sales charge. For investors investing in Class A shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor obtains the proper quantity discount or reduced sales charge. The quantity discounts and commission schedules described above may be modified or terminated at any time.

Reinstatement Privileges. A Class A shareholder who has caused any or all of his shares to be redeemed may reinvest all or any portion of the redemption proceeds in Class A shares of any Eligible Fund at net asset value without any sales charge, provided that such reinvestment is made within 120 calendar days after the redemption or repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined. See “How Fund Shares Are Priced” in this Prospectus. A reinstatement pursuant to this privilege will not cancel the redemption transaction and, consequently, any gain or loss so realized may be recognized for U.S. federal tax purposes except that no loss may be recognized to the extent that the proceeds are reinvested in shares of the same Fund within 30 days. The reinstatement privilege may be utilized by a shareholder only once, irrespective of the number of shares redeemed, except that the privilege may be utilized without limit in connection with transactions whose sole purpose is to transfer a shareholder’s interest in a Fund to his Individual Retirement Account or other qualified retirement plan account. An investor may exercise the reinstatement privilege by written request sent to the Distributor or to the investor’s broker.

Sales at Net Asset Value. Each Fund may sell its Class A shares at net asset value without a sales charge to

(i) Affiliated individuals or entities defined here:

•	current, former or retired officers, trustees, directors or employees of the Trust, Allianz Funds, Allianz Asset Management of America L.P., AllianzGI U.S. or the Distributor, other affiliates of AllianzGI U.S. and funds advised or subadvised by any such affiliates, provided that any such former employee established an account holding Fund shares during his or her period of employment;

•	a parent, brother or sister of any such officer, trustee, director or employee or a spouse or child of any of the foregoing persons, or any trust, profit-sharing or pension plan for the benefit of any such person and;

•	any other person if the Distributor anticipates that there will be minimal sales expenses associated with the sale;

(ii) current registered representatives and other full-time employees of participating brokers or such persons’ spouses or for trust or custodial accounts for their minor children;

(iii) trustees or other fiduciaries; and participants purchasing shares for certain plans sponsored by employers, professional organizations or associations or charitable organizations, for which the trustee, administrator, recordkeeper, fiduciary, broker, trust company or registered investment adviser for which has an agreement with the Distributor or AllianzGI U.S. with respect to such purchases;

(iv) participants investing through accounts known as “wrap accounts” established with brokers or dealers approved by the Distributor where such brokers or dealers are paid a single, inclusive fee for brokerage and investment management services;

(v) client accounts of broker-dealers or registered investment advisers affiliated with such broker-dealers with which the Distributor or AllianzGI U.S. has an agreement for the use of a Fund in particular investment products or programs or in particular situations;

(vi) accounts for which the company that serves as trustee or custodian either (a) is affiliated with AllianzGI U.S. or (b) has a specific agreement to that effect with the Distributor; and

(vii) certain investors at the discretion of AllianzGI U.S. or the Distributor.

The Distributor will only pay service fees and will not pay any initial commission or other fees to dealers upon the sale of Class A shares to the purchasers described in sub-paragraphs (i) through (vii) above except that the Distributor will pay initial commissions to any dealer for sales to purchasers described under sub-paragraph (iii) above provided such dealer has a written agreement with the Distributor specifically providing for the payment of such initial commissions.

In addition, each Fund may issue its Class A shares at net asset value without a sales charge pursuant to the automatic reinvestment of income dividends or capital gains distributions or in connection with plans of reorganization involving the Fund, such as mergers, asset acquisitions and exchange offers to which a Fund is a party.

Current registered representatives and other full-time employees of participating brokers or such persons’ spouses or trusts or custodial accounts for their minor children may purchase Class A shares at net asset value without a sales charge. The minimum initial investment in each case is $1,000 per Fund and the minimum subsequent investment is $50. Further information about sales charge waivers is included above in this “Classes of Shares—Initial Sales Charges—Class A Shares” section and elsewhere in this “Classes of Shares” section.

(ii)	The first three sentences in the in the “Classes of Shares—Initial Sales Charges—Class T Shares” section of the prospectus are hereby deleted and replaced with the following:

Class T shares are sold at a public offering price equal to their net asset value per share plus a sales charge. Class T shares do not provide for the opportunity to reduce or waive the initial load or sales charges, either through a right of accumulation or through a letter of intent. In addition, shares issued pursuant to the automatic reinvestment of income dividends or capital gains distributions or in connection with plans of reorganization involving the Fund, such as mergers, asset acquisitions and exchange offers, to which a Fund is a party, are issued at net asset value and are not subject to any sales charges. The initial sales charge you pay varies depending on the size of your purchase, as set forth below.

The final two sentences in the section are hereby deleted.

(iii)	The first two sentences in the in the “Classes of Shares—Contingent Deferred Sales Charges (CDSCs)—Class C Shares” section of the prospectus are hereby deleted and replaced with the following:

Class C shares are sold at their current net asset value without any initial sales charge. A CDSC is imposed if an investor redeems Class C shares within a certain time period after their purchase. When shares are redeemed, any shares acquired through the reinvestment of dividends or capital gains distributions will be redeemed first and will not be subject to any CDSC. For the redemption of all other shares, the CDSC will be based on either the shareholder’s original per-share purchase price or the then current net asset value of the shares being sold, whichever is lower. CDSCs will be deducted from the proceeds of the shareholder’s redemption, not from the amounts remaining in the shareholder’s account. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of shares that will incur the lowest CDSC. All of an investor’s purchase payments are invested in shares of the Fund(s) selected.

Whether a CDSC is imposed and the amount of the CDSC will depend on the number of years since the investor made a purchase payment from which an amount is being redeemed.

Any CDSC imposed on a redemption of Class C shares is paid to the Distributor. For investors investing in Class C shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor is credited with the proper holding period for the shares redeemed.

For more information about the Class C CDSC, contact the Distributor at 1-800-988-8380.

Unless you are eligible for a waiver, if you sell (redeem) your Class C shares within the time periods specified below, you will pay a CDSC as indicated.

(iv) The “Classes of Shares—CDSCs on Class A Shares” section of the prospectus is hereby deleted and replaced with the following:

CDSCs on Class A Shares	For purchases of Class A shares of all Funds other than the Short Duration High Income Fund, investors who purchase $1,000,000 or more of Class A shares (and, thus, purchase such shares without any initial sales charge) may be subject to a 1% CDSC if such shares are redeemed within 18 months of their purchase. For purchases of Class A shares of the Short Duration High Income Fund, investors who purchase $250,000 or more of Class A shares (and, thus, purchase such shares without any initial sales charge) may be subject to a 0.50% CDSC if such shares are redeemed within 12 months of their purchase. The CDSCs described in this paragraph are sometimes referred to as the “Class A CDSC.” The Class A

CDSC does not apply to investors purchasing any Fund’s Class A shares if such investors are otherwise eligible to purchase Class A shares without any sales charge because they are described under “Initial Sales Charges—Class A Shares—Sales at Net Asset Value” above.

For purchases subject to the Class A CDSC, a CDSC will apply for any redemption of such Class A shares that occurs within 18 months of their purchase or, in the case of the Short Duration High Income Fund, within 12 months of their purchase. No CDSC will be imposed if the shares redeemed have been acquired through the reinvestment of dividends or capital gains distributions or if the amount redeemed is derived from increases in the value of the account above the amount of purchase payments subject to the CDSC. In determining whether a CDSC is payable, it is assumed that the shareholder will redeem first the lot of Class A shares that will incur the lowest CDSC. Any CDSC imposed on a redemption of Class A shares is paid to the Distributor. The manner of calculating the CDSC on Class A shares is described below under “How CDSCs are Calculated.”

The Class A CDSC is currently waived in connection with certain redemptions as described above under “Waiver of Contingent Deferred Sales Charges.” For more information about the Class A CDSC, call the Distributor at 1-800-988-8380.

For Class A shares outstanding for 18 months or more or, in the case of the Short Duration High Income Fund, 12 months or more, the Distributor may also pay participating brokers annual servicing fees of 0.25% of the net asset value of such shares.

(v) The “Classes of Shares—Reductions and Waivers of Initial Sales Charges and CDSCs” section of the prospectus is hereby deleted and replaced with the following:

Reductions and Waivers of Initial Sales Charges and CDSCs	The CDSC applicable to Class A and Class C shares is currently waived for any redemption:

(i) in connection with required minimum distributions to IRA account owners or beneficiaries who are age 70 1/2;

(ii) in connection with distributions to participants in employer-sponsored retirement plans upon attaining age 59 1/2;

(iii) any partial or complete redemption in connection with a qualifying loan or hardship withdrawal from an employer sponsored retirement plan;

(iv) following death or permanent and total disability (as defined in Section 22(e) of the Code) of an individual holding shares for his or her own account and/or as the last survivor of a joint tenancy arrangement (this provision, however, does not cover an individual holding in a fiduciary capacity or as a nominee or agent or a legal entity that is other than an individual or the owners or beneficiaries of any such entity) provided the redemption is requested within one year of the death or initial determination of disability and provided the death or disability occurs after the purchase of the shares;

(v) resulting from a return of an excess contribution to a qualified employer retirement plan or an IRA;

(vi) up to 10% per year of the value of a Fund account that is subject to an Automatic Withdrawal Plan;

(vii) by Trustees, officers and employees of any of the Trusts, and by directors, officers and employees of the Distributor, AAMA or AllianzGI U.S.;

(viii) effected pursuant to a Fund’s right to involuntarily redeem a shareholder’s Fund account if the aggregate net asset value of shares held in such shareholder’s account is less than a minimum account size specified in this Prospectus;

(ix) of shares of any Fund that is combined with another Fund, investment company, or personal holding company by virtue of a merger, acquisition or other similar reorganization transaction;

(x) by a shareholder who is a participant making periodic purchases of not less than $50 through certain employer sponsored savings plans that are clients of a broker-dealer with which the Distributor has an agreement with respect to such purchases;

(xi) effected by trustees or other fiduciaries who have purchased shares for employer-sponsored plans, the trustee, administrator, fiduciary, broker, trust company or registered investment adviser for which has an agreement with the Distributor with respect to such purchases;

(xii) by a holder of Class A or Class C shares where the participating broker or dealer involved in the purchase of such shares waived all payments it normally would receive from the Distributor at the time of purchase (i.e., commissions or reallowances of initial sales charges and advancements of service and distribution fees); and

(xiii) by a holder of Class A or Class C shares where, by agreement with the Distributor, the participating broker or dealer involved in the purchase of such shares waived a portion of any payment it normally would receive from the Distributor at the time of purchase (or otherwise agreed to a variation from the normal payment schedule) in connection with such purchase.

The Distributor may require documentation prior to waiver of the CDSC for any class, including distribution letters, certification by plan administrators, applicable tax forms, death certificates, physicians’ certificates (e.g., with respect to disabilities), etc.

Any applicable CDSC may be waived for certain redemptions under an Automatic Withdrawal Plan.

The discounts and commissions to dealers applicable to Class A and Class T shares may be increased pursuant to special arrangements from time to time agreed upon between the Distributor and certain participating brokers. This Prospectus will generally be amended or supplemented to describe any such discount or commission increases.

Exempt Transactions; No CDSCs

Investors will not be subject to CDSCs, and brokers and dealers will not receive any commissions or reallowances of initial sales charges or advancements of service and distribution fees, on the transactions described below (which are sometimes referred to as “Exempt Transactions”):

•    A redemption by a holder of Class A or Class C shares where the Distributor did not pay at the time of purchase to the participating broker or dealer involved in the purchase of such shares the payments the Distributor normally would have paid at the time of purchase (e.g., commissions and/or reallowances of initial sales charges and advancements of service and distribution fees).

•    A redemption by a holder of Class A or Class C shares where, by agreement between the broker-dealer and the Distributor, the Distributor did not pay at the time of purchase all or a portion of payments it normally would have paid to the broker-dealer at the time of purchase (or otherwise agreed to a variation from the normal payment schedule) in connection with such purchase.

Exchanges and CDSCs	With respect to Class A shares subject to a CDSC or Class C shares, if less than all of an investment is exchanged out of a Fund, any portion of the investment exchanged will be from the lot of shares that would incur the lowest CDSC if such shares were being redeemed rather than exchanged.

Except as otherwise disclosed in this Prospectus, shares that are received in an exchange will be subject to the same CDSC as the shares exchanged. For example, Class C shares that have a twelve-month CDSC period received in exchange for Class C shares that have an eighteen-month CDSC period will have the same CDSC period as the shares exchanged (in this case, eighteen months). Note, however, effective January 1, 2010, any Class C shares owned on that date or purchased thereafter will only be subject to a CDSC if redeemed during the first twelve months.

Shareholders should take into account the effect of any exchange on the applicability of any CDSC that may be imposed upon any subsequent redemption. See “Exchanges” below for additional information.

Exchanges

As described and subject to any limits in “How to Buy and Sell Shares—Exchanging Shares,” a shareholder (not including a shareholder of Class T shares) may exchange shares of any Fund for shares of the same class of any other series of the Trust that is available for investment or any series of Allianz Funds that is available for investment, on the basis of their respective net asset values. Class T shares have no exchange privilege. This exchange privilege may in the future be extended to cover any “interval” funds that may be established and managed by the Manager and its affiliates. The original purchase date(s) of shares exchanged for purposes of calculating any CDSC will carry over to the investment in the new fund. For example, if a shareholder invests in Class C shares of one fund and 6 months later (when the CDSC upon redemption would normally be 1.00%) exchanges his shares for Class C shares of another fund, no sales charge would be imposed upon the exchange, but the investment in the other Fund would be subject to the 1% CDSC until one year after the date of the shareholder’s investment in the first fund as described herein.

Shares of one class of a Fund (excluding Class T shares) may be exchanged, at a shareholder’s option, directly for shares of another class (including Class T) of the same Fund (an “intra-Fund exchange”), subject to the terms and conditions described below and to such other fees and charges as set forth in the Prospectus (including the imposition or waiver of any sales charge or CDSC), provided that the shareholder for whom the intra-Fund exchange is being requested meets the eligibility requirements of the class into which such shareholder seeks to exchange. For the avoidance of doubt Class T shares may not be exchanged for shares of another class of the same Fund; however, subject to meeting eligibility and other applicable requirements, another share class of a Fund may be exchanged for Class T shares. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels, is provided under “Distribution of Trust Shares” in the Statement of Additional Information, and/or in this Prospectus. Shares of a Fund will be exchanged for shares of a different class of the same Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a shareholder receiving new shares in an intra-Fund exchange may be subject to higher or lower total expenses following such exchange. In addition to changes in ongoing fees and expenses, a shareholder receiving new shares in an intra-Fund exchange may be required to pay an initial sales charge (load) or CDSC. Generally, intra-Fund exchanges into Class A or Class T shares will be subject to a Class A or Class T sales charge as applicable unless otherwise noted below, and intra-Fund exchanges out of Class A or Class C shares will be subject to the standard schedule of CDSCs for the share class out of which the shareholder is exchanging, unless otherwise noted below. If Class C shares are exchanged for Class A or Class T shares, a shareholder will be responsible for paying any Class C CDSCs and any applicable Class A or Class T sales charge. With respect to shares subject to a CDSC, if less than all of an investment is exchanged out of one class of a Fund, any portion of the investment exchanged will be from the lot of shares that would incur the lowest CDSC if such shares were being redeemed rather than exchanged. If an intra-Fund exchange incurs a CDSC or sales charge, Fund shares may be redeemed to pay such charge, and that redemption will be taxable. Shareholders should consult their tax advisers as to the federal, state and local or non-U.S. tax consequences of an intra-Fund exchange. The Distributor will waive the applicable initial sales charges for intra-Fund exchanges that are initiated on behalf of shareholders by their financial intermediary.